11568-11 Sorrento Valley Road San Diego, California 92121

December 12, 2008

Via Edgar and Fax (202) 772-9218

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-6010

Dear Mr. Vaughn,

Enclosed please find our response to your inquiry dated December 2, 2008 related to our Form 10-KSB for the fiscal year ended December 31, 2007, filed March 31, 2008 (File No. 0-13092). We understand and appreciate your assistance in our Company’s compliance with overall disclosure in this, and all of our filings. Please find our responses below and feel free to call me at 858-405-9933 should you have any questions that require clarification.

1.
We note that you acquired 100% of the outstanding shares of Luma Imaging Corporation in exchange for 11,200,000 shares of your restricted stock and that you valued the transaction based on your estimate of the fair value of the assets received. Please address the following:

•
We note that your shares are traded on the OTCBB. Please explain to us why you have not valued the transaction based on the fair value of your common stock as quoted on the OTCBB. Specifically, in light of the fact that there is a quoted market price for your shares, explain why you believe that your estimate of fair value of the assets received was more readily determinable that the fair market value of the consideration issued. Refer to paragraph 7 of SFAS 123(R).

•
Please tell us your valuation methodology used in determining the estimated fair value of the assets received, including a discussion of all significant assumptions utilized in your valuation and your basis for the assumptions. As appropriate, please also revise your MD&A in future filings to disclose this information.

Response:

From SFAS 123(R), paragraph 7;

 “If the fair value of goods and services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods and services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued…”

11568-11 Sorrento Valley Road San Diego, California 92121

At issue is whether the market price of Spectrascience restricted common stock paid at the time of the transaction is more reliably measurable than the assets received. Because the common stock issued as consideration was restricted, the size of the block of shares issued was so large in relation to historical trading volume and the limited number of shares that actually trade in the market, there existed no active market and, therefore, a de facto reliance upon quoted market price we believe to be inappropriate in determining fair-value given the circumstances of this transaction.

Our methodology utilized a three-pronged approach. First, we retained an experienced independent appraiser (Fulcrum Inquiry, LLP; “Fulcrum”) to determine an acceptable range of fair value for the restricted common stock paid; Second, we had Fulcrum value the intellectual property acquired and, Finally; the Company determined the fair value of the hard assets acquired (measured as the current replacement cost of the hard assets [primarily inventory]). At its conclusion, the valuation resulted in an expected logical outcome of the appraised fair value of the intellectual property plus the fair-value of hard assets falling with the appraised range of the restricted common stock fair value determination.

Determining the Fair Value of the Restricted Common Stock Paid as Consideration:

As noted, we determined the fair value of the restricted common stock via independent appraisal. In general, we believe the fair value as determined by the quoted market price of the Company’s common stock to be an inappropriate measure of the consideration paid due to the restrictions on the shares issued and the illiquidity of the restricted common stock paid for Luma Imaging Corporation’s assets. In particular, and as noted in the analysis below, the low historical trading volume relative to the amount of stock offered precludes its sale in an orderly market.

Prior to the acquisition, the Company had 40,650,087 shares of common stock outstanding. Of these outstanding shares, approximately 30,310,000 shares were held by non-insiders (“Public Float”). The block of 11,200,000 shares paid for the LUMA acquisition therefore represented 37% of the Public Float immediately before the transaction. In addition, these shares were subject to a contractual one-year lock-up agreement. At the time of the transaction the average daily trading volume (an average of 17,329 shares traded each day) indicated that, even after lapse of the restrictions on sale, this large block of stock could not be sold within a reasonable period of time. When a large block of stock (relative to normally-traded volumes) is offered for sale, the selling price must by necessity be lowered to attract current buyers who will purchase the full amount being offered. The definition of fair market value requires that the price be what actually could be obtained in a current cash transaction; consequently, a reduction in price caused by the need to move a large block of illiquid stock must be considered. The independent appraisal of the equity consideration, considered the following factors in determining a fair value valuation range:

•	The size of the block of common stock offered in relation to historical volume.

o
For example, if the stock were sold beginning one year from issuance (after contractual restrictions on sale lapsed) it would take over two years to sell the 11,200,000 shares if such sales represented 100% of the future stock trading volume (assuming future trading volumes were consistent with historical volumes).

•	The high historical volatility in the stock’s trading history implies that an additional discount be applied.

11568-11 Sorrento Valley Road San Diego, California 92121

o	The Company’s average trading volatility for the 9 months ending September 30, 2007 was approximately 138%.

•	The recognition that small public companies trading on the OTCBB imply an additional discount than those trading on the more established NASDAQ, NYSE or AMEX markets.

Considering these factors, and recognizing that estimating the value of the restricted common stock is far from an exact science, the fair-value of the 11,200,000 restricted common stock shares at the time of the transaction was estimated to fall within a range of between $5 and $6 million.

Determining the Fair Value of the Intellectual Property:

An independent appraisal firm, Fulcrum, was retained to value the intellectual property acquired. The Company purchased a patent portfolio, directly related to our non-invasive, fluorescence-based, non-invasive cancer detection business that included 28 U.S. patents, 23 U.S. patent applications and one application in process (with Notice of Allowance). In providing an overview of the appraisal, Fulcrum considered several competing methods of valuation and concluded that a “Relief from Royalty” method was most applicable. The process entailed selecting comparable patent portfolios and using them to derive a reasonably applicable royalty rate (4%). This royalty rate (“market derived rate”) was utilized along with a calculated discount rate (determined as the sum of a risk premium rate plus a current risk-free rate) of 23% to discount assumed cash-flows over time under differing future business scenarios.
After completing the analysis, the intellectual property portfolio was appraised at a fair-value of $3,226,000.

Determining the Fair Value of the Other Assets Acquired:

In addition to the intellectual property, Spectrascience also acquired a significant amount of inventory. The inventory was comprised of raw materials parts and work-in-process. The Company performed a detailed physical inventory of all usable parts and sub-assemblies. Subsequently, the Company obtained recent historical vendor invoices from Luma Imaging Corp. and, in situations where recent invoices were unavailable, obtained quotes from vendors to obtain individual costs. We then extended the inventory line items and summarized the total. The result was a determinant fair-value of the acquired inventory equal to $1,798,783. Of this amount, approximately $924,000 was classified as equipment, due to the nature of the assumed Luma System revenue model.

Summary:

 The appraised fair value of the restricted common stock consideration was determined to fall within a fair value range of between $5 and $6 million.

A combination of the fair value of the acquired intellectual property ($3,226,000) and the extended inventory ($1,798,783), resulted in a total determinable fair value equal to $5,024,783. As noted, we believe this estimated amount of $5,024,783 to be more reliably determinable than that of the restricted common stock paid as consideration.

The Company agrees with the staff and will include a more expanded disclosure of this transaction in the MD&A discussion in future filings with the Commission.

11568-11 Sorrento Valley Road San Diego, California 92121

2.
We note that as a part of the Luma acquisition, Euclid Partners, a related party, received 9,968,000 of the restricted shares issued. Please tell us and revise future filings to describe the nature of your relationship with Euclid and if this relationship had any effect on your accounting for the transaction. Refer to paragraph 2 of SFAS 57.

Response:

The Company had no relationship with Euclid Partners, or any of Euclid’s affiliates, prior to the acquisition. The nature of the Company’s relationship arose out of and exists solely as a result of the acquisition and had no effect on our accounting for the transaction. The Company has not been involved in any other transactions which would require disclosure under paragraph 2 of SFAS 57 since the transaction. Mr. Steve Watson, a limited partner of Euclid Partners, has board meeting observation rights (but no voting rights) as a result of the transaction.

We will revise future filings to clarify the relationship between the Company and Euclid Partners.

3.
We note your statement that “A control system, no matter how well-designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of the internal controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.” Please revise future filings to state clearly, if true, that your disclosure controls can provide absolute assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

We will review the reference above and revise our future filings accordingly.

4.
We note your disclosure that “management … determined that, in combination with mitigating controls, the Company’s internal control over financial reporting is adequate to minimize the risk of a material misstatement on the financial statements at December 31, 2007.” Separately, we note that the statement that “management has concluded that, at December 31, 2007, internal controls over financial reporting were effective.” The first statement could be confusing to investors as it could be viewed as a separate conclusion regarding your internal controls over financial reporting. Please revise future filings to provide, in clear and unqualified language, management’s conclusions regarding your internal control over financial reporting.

11568-11 Sorrento Valley Road San Diego, California 92121

Response:

We understand the staff’s comment that investors could be confused given the two statements with regard to the Company’s internal controls over financial reporting. We will revise future filings to provide clear and unqualified language with regard to our assessment of internal financial controls.

5.
We note your discussion of the various risk assessments that you performed. Please tell us and revise future filings to clarify, if true, that you have performed your assessment of your internal controls over financial reporting using an acceptable framework as specified in Item 308(T) of Regulation S-K (i.e. COSO).

Response:

We performed our assessment of internal control using the COSO framework. In particular, we followed their guidance for smaller public companies. We will revise our future filings to more clearly describe this.

As requested in the comment letter, SpectraScience, Inc. hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James W. Dorst

James W. Dorst
Chief Financial Officer